SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.3 )(1)


                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5321691090
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew H. Baker
                          Life Sciences Research, Inc.
                                 P. O. Box 2360
                                  Mettlers Road
                            East Millstone, NJ 08875
                                 (732) 873-2550
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew H. Baker

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER          2,311,060

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER     2,311,060

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,311,060

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

________________________________________________________________________________
               7    SOLE VOTING POWER         684,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER             0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER    684,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER        0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     684,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER           490,914

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER               0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER       490,914

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     490,914

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Investments LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER            920,001

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER       920,001

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     920,001

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5321691090                  13D/A
________________________________________________________________________________
Item 1.  Security and Issuer.

     Class of Securities: Voting Common Stock, $.01 par value per share (the "Common Stock")
     Issuer: Life Sciences Research, Inc. (the "Issuer"), P.O. Box 2360, Mettlers Road, East Millstone, NJ 08875

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Names:    Andrew H. Baker ("Baker")
                    Focused Healthcare Partners, Ltd. ("FHP Ltd")
                    Focused Healthcare Partners, LLC  ("FHP LLC")
                    First Investments LLC ("FI")

     (b)  Business Address:   Andrew H. Baker
                              c/o Life Sciences Research, Inc.
                              P.O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, Ltd.
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, LLC
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              First Investments LLC
                              237 Tramway Drive, Box 6957
                              Lake Tahoe, NV  89449

     (c)  Principal Occupation or Employment:

          Baker:    Chairman and CEO of the Issuer
          FHP Ltd   Investments
          FHP LLC   Investments
          FI        Investments

     (d)  Criminal Convictions:  None.

     (e)  Civil Adjudication of Violation of Securities Laws:  None.

     (f)  Citizenship:   Baker:    United Kingdom citizen
                         FHP Ltd   Bahamas corporation
                         FHP LLC   New Jersey limited liability company
                         FI        Nevada limited liability company

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

(a)-(j)   This   filing  is  being   made   to  report  the   withdrawal   (the
          "Withdrawal") effective July 13, 2004, by Search for a Cure LLC ("SFC"), an entity unrelated to Baker and the owner prior to the transaction reported herein of approximately 16% of the membership interests of FI, of the remaining 175,174 shares of Common Stock from its capital account for FI. As a result of such Withdrawal, FI's beneficial ownership of shares of Common Stock was reduced from 1,095,175 to 920,001 and SFC's ownership of membership interests in FI was reduced from approximately 16% to 0%.


________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership by the Reporting Persons:

                                      Number of Shares
                                      ----------------
      Baker:
          Aggregate number of shares: 2,311,060
          Percentage:                      18.3%

      FHP Ltd:
          Aggregate number of shares:   684,000
          Percentage:                       5.4%

     FHP LLC:
          Aggregate number of shares:   490,914
          Percentage                        3.9%

     FI:
          Aggregate number of shares:   920,001
          Percentage:                       7.3%

All of the above percentages are calculated on the basis of 12,049,534 outstanding shares of Common Stock, plus 410,914 shares subject to a presently exercisable warrant held by FHP LLC to purchase 410,914 shares of Common Stock and 200,000 shares subject to a presently exercisable option to purchase 200,000 shares of Common Stock held by Baker, being deemed outstanding.

     (b)  Baker:
          Sole Voting Power:          2,311,060
          Shared Voting Power:                0
          Sole Dispositive Power:     2,311,060
          Shares Dispositive Power:           0

          FHP Ltd:
          Sole Voting Power:             684,000
          Shared Voting Power:                 0
          Sole Dispositive Power:        684,000
          Shares Dispositive Power:            0

          FHP LLC:
          Sole Voting Power:             490,914
          Shared Voting Power:                 0
          Sole Dispositive Power:        490,914
          Shares Dispositive Power:            0

          FI:
          Sole Voting Power:             920,001
          Shared Voting Power:                 0
          Sole Dispositive Power:        920,001
          Shares Dispositive Power:            0

     (c) Effective as of July 13, 2004 SFC completed the Withdrawal of its remaining 175,174 shares of Common Stock from its capital account for FI. Such Withdrawal was effected pursuant to the provisions of an operating agreement for FI (the "FI Operating Agreement").

     (d)  Not applicable.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

FHP Ltd. and FI are parties to the FI Operating Agreement. As a result of the Withdrawal, FI is the beneficial owner of 920,001 shares of Common Stock; FHP Ltd. now owns 100% of the membership interests of FI and SFC owns 0% of such membership interests.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             July 13, 2004
                                        ----------------------------------------
                                                         (Date)

                                          /s/ Andrew H. Baker
                                        ----------------------------------------
                                              (Signature)

                                              Andrew H. Baker
                                        ----------------------------------------
                                              (Name/Title)


                                        Focused Healthcare Partners, Ltd.

                                                  /s/ Andrew H. Baker
                                        By: ------------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    President


                                        Focused Healthcare Partners LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Member


                                        First Investments LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Treasurer


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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